[ADIC Letterhead]

March 15, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Advanced Digital Information Corporation
Form 10-K for Fiscal Year Ended October 31, 2005
Form 8-K Filed February 16, 2006
Filed January 17, 2006
(File No. 0-21103)

Dear Mr. Skinner:

This letter sets forth the response of Advanced Digital Information Corporation (the “Company”) to the comments of the Securities and Exchange Commission staff (the “Staff”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (the “Form 10-K”) and Form 8-K filed February 16, 2006 (the “Form 8-K”), contained in your letter dated March 2, 2006 (the “Comment Letter”).

The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have set forth the Staff’s comments in bold text. Our responses follow and are numbered to correspond to the numbers of the comments in the Comment Letter.

Form 10-K: For the Fiscal Year Ended October 31, 2005

Statements of Cash Flows, page 47

Comment No. 1:

1.	Proceeds from sales and maturities of securities should be reflected separately within the investing activities section of the statement of cash flows as required by paragraph 31 of SFAS 95.

March 15, 2006

Response to Comment No. 1:

Proceeds from sales of securities, included in proceeds from securities transactions, were $0, $200 and $7,100 in fiscal 2005, 2004 and 2003, respectively. The remainder of the proceeds was due to maturities. Because the proceeds from sales of securities were immaterial, we did not separately disclose sales and maturities in these periods.

The proceeds from sales and maturities of securities have been stated separately within the investing activities section of the statement of cash flows in our Form 10-Q for the quarter ended January 31, 2006. We will revise future filings to present these proceeds separately, as required by paragraph 31 of SFAS 95.

Summary of Significant Accounting Policies

Comment No. 2:

Product and Service Revenue and Cost of Revenue, page 50

2.	You state in the note that you classify expenses as costs of service revenue by estimating the portion of your total cost that relates to providing field support to your customers under contract. Please help us to understand:

•	The nature and types of costs incurred under the field support contracts

•	The typical length of the field support contracts

•	Why these costs are estimated, how they are estimated and why you use estimated versus actual costs.

Response to Comment No. 2:

The costs we incur under our Service Contracts include salaries and related costs, amortization of our service parts for maintenance, freight charges to ship service parts and third-party contracts to provide field support.

Our Service Contracts typically range from one to three years.

Reported total cost of goods sold represent actual costs. We utilize estimates to allocate a portion of total cost of goods sold between Product, which includes Warranty and Installation, and Service Contracts. The nature of all of these costs is similar. We utilize many of the same personnel, service parts for maintenance and third-party service providers for Warranty, Installation and Service Contracts, and we incur freight charges for Service Contracts and to fulfill Warranty obligations. We estimate our allocation of total actual costs to Product and Service based on tracking of activities by personnel, the proportion of the pool of service inventory specifically used for Service Contracts, tracking of freight for service parts and comparable metrics between Service Contracts, Warranty and Installation.

March 15, 2006

The allocation of our actual costs between Product and Service has been consistent from period to period. We review allocation estimates on a quarterly basis to ensure that there has not been an underlying change in the business that would require a change in our allocation percentages. If there were such a change then we would adjust our allocation percentage associated to each activity in the period of change.

Comment No. 3:

Service Parts for Maintenance, page 55

3.	You disclose that service parts are valued at the lower of cost or market and amortized over three to seven years. We note that in prior periods, the amortization period was established and disclosed as three months to three years. Explain what has changed in your product offerings and tell us when this change in accounting policy occurred.

Response to Comment No. 3:

We have reviewed our prior period filings. We noted that we have consistently disclosed the amortization period for service parts for maintenance as three to seven years based on their estimated useful life.

Included in Summary of Significant Accounting Policies, under Indemnifications and Warranties on page 51, is a discussion of our warranty period for our products which is between three months and three years. This period is related only to the warranty period of our products, not to the estimated useful life of our service parts for maintenance.

Notes to Consolidated Financial Statements

Comment No. 4:

Note 5. Property, Plant and Equipment, page 63

4.	You disclose in note 5 that in May 2005 you completed a sale-leaseback transaction of your facility in Boehmenkirch, Germany for $4.5 million. Of the $3.2 million gain recorded on the transaction, $2.5 was recognized during fiscal 2005 with the remainder to be recognized over the life of the lease. Tell us and explain why a portion of the gain was recognized in the current period while the remaining portion is being recognized over future periods.

March 15, 2006

Response to Comment No. 4:

We accounted for this transaction in accordance with the guidance of SFAS 66, “Accounting for Sales of Real Estate,” SFAS 98, “Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate, Sales-Type Leases of Real Estate, Definition of the Lease Term, and Initial Direct Costs of Direct Financing Leases – an amendment of FASB Statements No. 13, 66, and 91 and a rescission of FASB Statement No. 26 and Technical Bulletin No. 79-11,” SFAS 13, “Accounting for Leases,” and SFAS 28, “Accounting for Sales with Leasebacks.” We determined that it was appropriate to recognize at least a portion of the gain upon the sale of the building because the two criteria in par. 3 and the four criteria in par. 5 of SFAS 66 were met in May 2005. Specifically:

1.	The gain on sale was fixed and the collectibility of the sales price was reasonably assured;

2.	The earnings process was complete because we were not obligated to perform activities after the sale to earn the profit;

3.	The sale was consummated because both parties were bound by the terms of a contract, all consideration had been exchanged and all conditions precedent to closing had been performed;

4.	The buyer’s initial investment was adequate to demonstrate a commitment to pay for the property because the entire price was paid at the time of purchase;

5.	Our receivable was not subject to future subordination; and

6.	We transferred to the buyer the usual risks and rewards of ownership, and, with the exception of our leaseback, we did not have a substantial continuing involvement with the property.

We met all criteria for sale-leaseback accounting in par. 7 of SFAS 98 and determined the amount of profit that would be recognized at the date of sale, absent the leaseback provisions in accordance with SFAS 98 and SFAS 66. Since no other provisions of SFAS 98 and SFAS 66 required postponing recognition of the gain on this sale, we accounted for the gain in accordance with the provisions of SFAS 13 and SFAS 28.

We have classified this leaseback as an operating lease and have calculated the present value of the minimum lease payments over the lease term to be approximately $700,000. This represents approximately 15% of the fair value of the building which, under the definition provided in SFAS 13, represents a more than minor portion and less than substantially all of the value. Therefore, in accordance with par. 3(b) of SFAS 28, we recognized a gain on the date of sale ($2.5 million) equal to the total profit on the transaction ($3.2 million) less the

March 15, 2006

present value of the minimum lease payments ($700,000). The $700,000 of deferred gain is being recognized in proportion to the gross rental charged to expense over the lease term in accordance with par. 3 of SFAS 28.

* * * * *

If you have any further comments or questions regarding this letter, please feel free to contact the undersigned at (425) 881-8004.

Sincerely,

/s/ JON W. GACEK
Jon W. Gacek
Executive Vice President and
Chief Financial Officer

cc:	Sherri Bowen
Marc Thomas